EXHIBIT 4

                    SECOND AMENDMENT TO THE 1994 STOCK OPTION
                   PLAN OF INTIME SYSTEMS INTERNATIONAL, INC.

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                             SECOND AMENDMENT TO THE
                            1994 STOCK OPTION PLAN OF
                       INTIME SYSTEMS INTERNATIONAL, INC.

      I. Paragraph 3c is hereby deleted and replaced with the following:

            c. The Options shall be exercisable for a period of 10 years from the date of grant, except where a shorter period is required by the Code for certain ISOs or where the Board or Committee selects a shorter period at the time of any discretionary grant.

      II.   Paragraph 5 is hereby amended to include the following:

            c. Notwithstanding any provision of this Plan, the Board or Committee may impose conditions and restrictions on any grant of Options including forfeiture of vested Options, cancellation of common stock acquired upon exercise of Options and forfeiture of profits.